Exhibit (a)(1)

February 17, 2005

Dear Hollywood Shareholder:

As you may know, on February 4, 2005, Blockbuster Inc. commenced an exchange offer for all outstanding shares of Hollywood. As detailed in the attached Solicitation/Recommendation Statement on Schedule 14D-9, your Board of Directors, after giving careful and thorough consideration to the terms and conditions of Blockbuster’s offer and the recommendation of a Special Committee of its independent directors, has unanimously determined that the Blockbuster offer is inadequate and recommends that Hollywood’s shareholders reject Blockbuster’s offer and not tender their shares.

The attached Schedule 14D-9 contains important information, including a detailed discussion of the reasons for the Board’s determination. We urge you to read it carefully, so you may make a fully informed decision.

Sincerely,

/s/ F. Bruce Giesbrecht

F. Bruce Giesbrecht

Chief Executive Officer